Mail Stop 4561

May 2, 2008

Eliron Yaron, Chairman
Shelron Group, Inc.
29 Broadway
New York, NY 10006
Also by facsimile: +646 349 1764

Re: Shelron Group, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed April 29, 2008
File No. 000-31176

Dear Mr. Yaron:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel